March 30, 2011

VIA EDGAR AND EMAIL

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comerica Incorporated

Amendment No. 1 to Registration Statement on Form S-4

Filed March 11, 2011

File No. 333-172211

Dear Mr. Clampitt:

Set forth below are responses of Comerica Incorporated (“Comerica”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated March 22, 2011 regarding Comerica’s Amendment No. 1 to the Registration Statement on Form S-4 (“Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and we are furnishing to the Staff supplementally six courtesy copies of such Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement as filed on March 11, 2011.

The Staff’s comments, indicated in bold, are followed by corresponding responses on behalf of Comerica. All references to page numbers in Comerica’s responses are to the pages in the marked version of Amendment No. 2.

Prospectus Cover Page

1.	Please provide the maximum number of shares and warrants to be issued, or please tell us why you cannot provide these amounts in your next amendment.

In response to the Staff’s comment, the cover page of the proxy statement/prospectus has been revised.

Sterling’s Officers and Directors Have Financial Interests in the Merger..., page 7

2.	Please revise to state Mr. Painter’s position at Sterling.

In response to the Staff’s comment, the disclosure on page 8 of Amendment No. 2 has been revised.

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

March 30, 2011

Exhibits 8.1 and 8.2

3.	You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion. We note your disclosure on page 62 that Comerica and Sterling will deliver tax opinions to each other dated of the closing date of the merger. Please file forms of these opinions in your next amendment and please confirm that you will file the final opinions as exhibits to the prospectus in a post-effective amendment.

In response to the Staff’s comment, we have filed long-form tax opinions and have revised pages 62 through 63 of Amendment No. 2. We have also filed forms of the tax opinions that Wachtell, Lipton, Rosen & Katz and DLA Piper LLP (US) will deliver to Comerica and Sterling, respectively, on and as of the closing date of the merger as exhibits to Amendment No. 2 and confirm that we will file the executed opinions as exhibits to the Registration Statement in a post-effective amendment.

* * * * * *

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

March 30, 2011

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381.

Sincerely,

/s/ Nicholas G. Demmo
Nicholas G. Demmo, Esq.

cc:	Jon W. Bilstrom, Esq., Comerica Incorporated

Thad A. Schaefer, Esq., Comerica Incorporated